March 12, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dakota Coin Authority. (the “Company”)
Registration Statement on Form S-1, File No. 333-237071 Request for Withdrawal

Ladies and Gentleman:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for withdrawal of the Registration Statement, together will all exhibits thereto, initially filed with the Commission on March 10, 2020 which has not been declared effective. As an emerging growth company, the registration statement was intended to be filed confidentially as a draft registration statement on Form S-1. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company has determined at this time to proceed confidentially and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact my attorney at (561) 322-2979.

Sincerely,

Dakota Coin Authority

By:	/s/ Tony Reider
Tony Reider
President and Chief Executive Officer

cc:	Rose M. Schindler, Esq.